Filed by Bristow Group Inc.

(Commission File No. 001-31617)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Era Group Inc.

(Commission File No. 001-35701)

Employee Portal FAQs

1.	What was announced?

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Bristow and Era have entered into a definitive agreement to combine the two companies in an all-stock transaction to create a financially stronger, publicly traded company with a significant presence throughout the Americas, Nigeria, Norway, the United Kingdom and Australia

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Combined organization will offer broader range of world-class, efficient aviation solutions through enhanced fleet size and diversity, providing better solutions for new and existing oil and gas customers and governmental agencies

2.	Why are these two companies combining? What are the benefits?

•	Bristow and Era share complimentary cultures built on an unwavering commitment to safety and quality through experienced, well-trained trained pilots, mechanics, engineers and support staff.

•	Significant presence in key geographical regions, delivering world-class services and outstanding value to a broader group of customers.

•	The combination is expected to create a financially stronger, publicly traded company with a significant presence throughout the Americas, Nigeria, Norway, the United Kingdom and Australia

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The new organization will offer broader range of world-class, efficient aviation solutions through enhanced fleet size and diversity, providing better solutions for new and existing oil and gas customers and governmental agencies.

•	Combined fleet of more than 300 of the industry’s most modern aircraft with the latest generation of technology and safety features.

•	Creates the world’s largest operator of S92, AW189 and AW139 model helicopters.

•	Combined fleet will be mostly owned (>80%), with attractive lease rates on the balance of the fleet.

•	The combination results in a more diversified revenue stream with a significant amount of the combined revenues and cash flow generated from government services contracts.

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The merger better positions the combined company to address industry challenges, including oil and gas market volatility, and facilitates more efficient absorption of the significant fixed costs required to run an air carrier.

3.	What can you tell us about Era?

•	With more than 70 years of experience, Era is one of the largest helicopter operators in the world and the longest serving helicopter transport provider in the U.S.

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In addition to servicing its U.S. customers, Era also provides helicopters and related services to third-party helicopter operators and customers in other countries, including Argentina, Brazil, Colombia, the Dominican Republic, India, Nicaragua and Spain.

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Era’s helicopters are primarily used to transport personnel to, from and between offshore oil and gas production platforms, drilling rigs and other installations. In addition, Era’s helicopters are used to perform emergency response services, firefighting, utility, VIP transport and other services. Era also provides a variety of operating lease solutions and technical fleet support to third party operators.

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They share the same goal with Bristow such that their pilots, maintenance technicians and support personnel are committed to the company’s mission to provide safe, efficient and reliable helicopter services utilizing a partnership approach to deliver superior value to our customers and stakeholders.

4.	What will be the name of the new company?

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The company will retain the name of Bristow to leverage the global brand equity Bristow has built up over nearly 70 years of service. That is not to downplay Era’s 70-year legacy or their strong brand. Bristow has a larger global presence with a stronger global brand, so we feel it makes the most sense to leverage that global brand awareness. The important thing is each company is well known and respected throughout the industry, which is key to continuing to strengthen the combined company and its future brand.

5.	How many employees and aircraft does Era operate?

•	Era has a fleet of 108 owned aircraft and approximately 650 employees globally.

6.	What will the structure of the new company look like?

•	We don’t expect a lot of changes to the structure of the combined company.

•	Both companies operate similarly in the regions they serve.

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We are in the very early stages of the integration planning. There will be a well thought out integration process that will include representatives from both companies to ensure the best of both companies is pulled forward to the combined company.

7.	Will any offices/locations be closed as a result of the merger?

•	We don’t expect any immediate changes to offices and/or locations as a result of this merger. Bristow and Era will continue to operate separately until the transaction closes.

•	We see great potential for both companies to leverage each other’s strengths and create even more opportunities for growth for the combined company.

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We are in the very early stages of the integration planning. There will be a well thought out integration process that will include representatives from both companies to ensure the best of both companies is pulled forward to the combined company.

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Once the integration team is in place and details on the integration process have been developed, we will be able to provide more information. We will communicate those changes as soon as they are finalized.

8.	Who will lead the new company i.e. CEO and Board of Directors?

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Chris Bradshaw, current President and Chief Executive Officer of Era, will become President and Chief Executive Officer of the combined company. The senior management team will be named at a future date.

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The combined company will have a 9-member Board of Directors, including seven members from Bristow and two members from Era, including the CEO. The Chairman and Vice-Chairman of the Board of Directors will be appointed by Bristow.

9.	When do you expect to close the sale?

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The transaction is expected to close in the second half of 2020, following Era and Bristow shareholder approvals, receipt of required regulatory approvals and satisfaction of other customary closing conditions, including approval of Bristow’s and Era’s stockholders.

10.	What does this merger mean for employees?

•	Broadly, employees shouldn’t see any changes as a result of this merger.

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The combination is expected to create a financially stronger company with enhanced size and diversification and further strengthened global leadership in offshore helicopter operations, which is good for employees and other stakeholder’s alike.

•	This merger unites two highly complementary businesses into a leading global diversified industrial aviation solutions company, driven by an unwavering commitment to safety and service excellence.

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The new organization will offer a broader range of world-class, efficient solutions through enhanced fleet size and diversity, providing better solutions for new and existing oil and gas customers and governmental agencies.

•	Combined fleet of more than 300 of the industry’s most modern aircraft with the latest generation of technology and safety features.

•	Creates the world’s largest operator of S92, AW189 and AW139 model helicopters.

•	Combined fleet will be mostly owned (>80%), with attractive lease rates on the balance of the fleet.

•	This combination will allow us to keep our existing relationships and contracts with customers unchanged and keep our respective air operating certificate (AOC).

11.	Will there be any changes to my salary and benefits?

•	Employees outside of the U.S, will not experience any changes to your salary and benefits as a result of this merger.

•	For employees employed by the U.S. entities, your elections during the enrollment period will remain in effect and there should be no impacts to your pay and benefits as a result of this merger.

•	This merger is about long-term growth, and we believe this merger will bring exciting opportunities for our employees around the world.

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One of the goals of the integration team will be to work on selecting the best processes from the two companies and select the one that makes the most sense. Integration planning is at a very early stage, so it is too early to comment on specifics. Once the integration team is in place and details on the integration process have been developed, we will be able to provide more information.

12.	Will the company make reductions in its headquarters and GOM areas as a result of the merger?

•	This merger is about creating a financially stronger company with enhanced customer and end-market diversification and further strengthened global leadership in offshore helicopter operations

•	We have not made any staffing decision beyond what has been announced.

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Integration planning is at a very early stage, so it is too early to comment on specifics. Once the integration team is in place and details on the integration process have been developed, we will be able to provide more information.

•	Bristow and Era will continue to operate as separate companies until the transaction closes.

13.	Will this impact my position, responsibilities, role, location, etc.? Will the reporting structure within my business unit/department change?

•	Bristow and Era will continue to operate as separate companies until the transaction closes.

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We are in the very early stages of the integration planning. There will be a well thought out integration process that will include representatives from both companies to ensure the best of both companies is pulled forward to the combined company.

•	Once the integration team is in place and details on the integration process have been developed, we will be able to provide more information.

14.	Can I talk to others outside the organization about the merger?

•	When discussing the merger with others, you should limit your conversation to publicly available information.

15.	Why was the president and CEO of Era chosen?

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Chris Bradshaw has been the CEO of Era since 2014. He brings a strong background in fiscal responsibility, managing to free cashflow and maintaining Era’s strong business focus through the industry’s longest market downturn.

•	Chris has the full support and confidence of the stockholders and Board of Directors of both companies and is well positioned to lead the combined company into its next chapter.

16.	What is Christopher Bradshaw’s background?

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Chris Bradshaw has served as the President and Chief Executive Officer of the Era since November 2014 and Chief Financial Officer from October 2012 to September 2015. Mr. Bradshaw was appointed a director of the Company in February 2015.

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He served as the Company’s Acting Chief Executive Officer from August 2014 to November 2014. Additionally, Mr. Bradshaw is an officer and director of certain joint ventures and subsidiaries of the Company.

•	From 2009 until 2012, Mr. Bradshaw served as Managing Partner and Chief Financial Officer of U.S. Capital Advisors LLC, an independent financial advisory firm that he co-founded.

•	Prior to co-founding U.S. Capital Advisors LLC, Mr. Bradshaw was an energy investment banker at UBS Securities LLC, Morgan Stanley & Co., and PaineWebber Incorporated.

Forward-Looking Statements

Bristow and Era caution that statements in this press release which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This press release reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE

PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.